Allianz Life Insurance Company of North America
Stewart Gregg
Senior Securities Counsel
Corporate Legal
5701 Golden Hills Drive
Minneapolis, MN  55416-1297
Telephone: 763-765-2913
stewart.gregg@allianzlife.com
www.allianzlife.com
CORRESPONDENCE FILING
October 30, 2018
Mr. Mark Cowan
Senior Counsel
Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F Street, NE
Washington, DC    20549-46449
Re:
Allianz Life Insurance Company of North America ("Allianz Life – NA")
Post-Effective Amendment No.1 to the Registration Statement on Form S-1, File No. 333-224310
Mr. Cowan:
We received oral comments from you on October 17, 2018 with respect to Registrants' above-referenced Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 filed on August 31, 2018. The attached prospectus pages are redlined against the prospectus we sent to you on August 31, 2018, and reflect changes responsive to those comments that require no further discussion. This letter addresses those comments where you requested confirmation, or required a written response.
ORAL COMMENTS RECEIVED OCTOBER 17, 2018
1.	COVER PAGE - General
a.	Please add disclosure stating the risk of loss can become greater in the case of an early withdrawal due to charges and adjustment imposed on those withdrawals.
b.	On page 2, please clarify that the Note applies in states where the Index Protection Strategy is not available.
c.	Please add the following:
The prospectus describes all material rights and obligations of purchasers under the Contract.
Responses:
a.	We added the following disclosure to the table at the top of the cover page:
The risk of loss can become greater in the case of an early withdrawal due to withdrawal charges. Withdrawals will be subject to federal and state taxation, and withdrawals taken before age 59½ may also be subject to a 10% additional federal tax.
b.	Revised as requested.
c.	Revised as requested.
2.	COVER PAGE - Crediting Method Highlights table
a.
Please clarify why the parenthetical language in the Positive Index Performance Participation Limit column is included for the first three Crediting Methods, but not the fourth. Also please clarify why this language is different.

b.	Please repeat the parenthetical language that appears after "Buffers" in the Index Precision Strategy row in the Index Performance Strategy row.
c.	Please consider whether Buffers should be expressed as negative numbers.

Responses:
a.
Based on previous SEC comments, we have added the definition of all Glossary terms upon first. The parenthetical language includes these definitions. We did not repeat the definition of Caps in the fourth Crediting Method (Index Performance Strategy) as we already defined it with the Index Guard Strategy.

b.
The parenthetical language that appears after "Buffers" in the Index Precision Strategy row is the definition of that Glossary term, which we have included on its first use based on previous SEC comments.

c.
We have always expressed Buffers as positive numbers since the product launched in 2013. Buffers are stated as positive numbers in the contract the owner receives upon purchasing a product, all marketing materials we use to sell the product, and in the quarterly and annual statements and Index Option statements that owners receive during the life of the product.

3.	GLOSSARY
a.	Please clarify what is meant by the following sentence in the definition of Contract Value.
The Contract Value does not include deductions for any currently applicable withdrawal charge, final product fee, final rider fee, or final contract maintenance charge.
b.	Please clarify what is meant by the italicized text in following sentence in the definition of Daily Adjustment.
The Daily Adjustment approximates the Index Option Value on the next Index Anniversary, as adjusted for any Index gains during the Index Year subject to the Precision Rate or Cap or either any Index losses greater than the Buffer or Index losses down to the Floor.
Does this mean that Daily Adjustment will not result in an adjustment that could result in losses greater than the Floor or Buffer? If so, that is not consistent with other disclosure that states that losses could exceed the protections of the Buffer and Floor.
c.	In the definition of Index Value please clarify that you will use another market source if Bloomberg is not available.
Responses:
a.	We revised this sentence to read as follows:
Contract Value reflects any previously deducted fees and charges, but does not reflect fees and charges that we would apply on liquidation. The cash surrender value reflects all fees and charges that we would apply on liquidation.
b.	We replaced this sentence with the following:
The Daily Adjustment approximates the Index Option Value that will be available on the next Index Anniversary. It is the estimated present value of the future Performance Credit that we will apply on the next Index Anniversary.
We also made the same change to this text where it appears in the Summary section in the Daily Adjustment row of the "Key Features At A Glance" table, and in the "What is the Daily Adjustment?"; and to Appendix B – Daily Adjustment.
c.	Revised as requested.
4.	SUMMARY – Key Features At A Glance
a.	Please revise the following sentence in the Performance Lock row to read as follows to align with similar text on pages 21 and 46:
If you request a Performance Lock for an Index Option we do not apply the Daily Adjustment to it for the remainder of the Index Year and the Index Option Value will not receive a Performance Credit on the next Index Anniversary.
b.	Please revise the second bullet point in the free withdrawal privilege row to read as follows:
•	If you withdraw more than the free withdrawal privilege we will assess a withdrawal charge if the withdrawal is taken from a Purchase Payment we received within the last six years.
c.	Please revise the second sentence in the Annuity Payments row plain English.
Responses:
a.	Revised as requested.
b.	Revised as requested.

c.	We revised the first two sentences to read as follows:
Annuity Payments can provide a guaranteed lifetime fixed income stream with certain tax advantages. We designed the Annuity Payments for Owners who no longer need immediate access to Contract Value to meet their short-term income needs.
5.	SUMMARY – How Do the Crediting Methods Work?
a.	The two bullet points regarding negative Index Returns where the loss is greater than the Buffer are confusing; please revise.
b.
Please clarify that the last bullet in this section means that because the Index Returns are calculated based on a single date in time, an Owner may experience negative or flat performance even though the reference Index(es) applicable to the Crediting Method(s )experienced gains through some, or most, of the Index Year.

Responses:
a.	We revised these bullets to read as follows:
-	greater than the Buffer, the negative Performance Credit is equal to the negative Index Return in excess of the Buffer. You participate in any losses beyond the Buffer.
b.	We replaced this bullet point with the following:
•
Because we calculate Index Returns only on a single date in time, you may experience negative or flat performance even though the Index you selected for a given Crediting Method experienced gains through some, or most, of the Index Year.

6.	SUMMARY – How Do the Crediting Methods Compare?
a.	Please correct the Crediting Method name in the last bullet of the "What is the asset protection?" row under Index Performance Strategy.
b.
In the first bullet point in the shaded box at the last row of the table please remove the language regarding Allianz absorbing any remaining loss as it is more accurate to say that the investor is just not receiving the additional loss.

Responses:
a.	Revised as requested.
b.	Revised as requested.
7.	SUMMARY – Can the Crediting Methods or Indexes Change?
a.	Please correct the typographical error in the title of this section.
b.	In the second paragraph, please clarify in the third sentence that if an Index is substituted, either during or after an Index Year, the Buffers and Floors applicable to the Contract will not change.
Responses:
a.	Revised as requested.
b.	Revised as requested.
8.	SUMMARY – What Are the Different Values Within the Contract?
In the first bullet point of this section please clarify what is meant by the second sentence.
Response:
We revised this sentence to read as follows:
 Contract Value reflects any previously deducted fees and charges, but does not reflect fees and charges that we would apply on liquidation. The cash surrender value reflects all fees and charges that we would apply on liquidation.

9.	SUMMARY – Daily Adjustment Example
a.
After consulting with our Analytics Office, it was felt that this example by itself was not helpful, but the information in Appendix B is valuable. Please consider creating a graph depicting the data in Appendix B clarifying the inputs of the Daily Adjustment formula.

b.	Please include the text from numbers 1 and 3 under the Daily Adjustment graph to in the Risk of Negative Returns discussion in the Risk Factors.
Responses:
a.	After consulting with our marketing area, we are unable to create the requested graph. Therefore, we will remove this graph from the prospectus.
b.	Revised as requested.
10.	SUMMARY – What is the Performance Lock?
Please clarify how you determine the "locked" Index Option Value and specify whether the Daily Adjustment is applied.
Response:
We revised the fourth sentence of this section to read as follows:
On the Lock Date (the Business Day we process your request to capture an Index Option Value through a Performance Lock), we use the Daily Adjustment calculated at the end of the current Business Day after we receive your Performance Lock request to determine your locked Index Option Value
11.	RISK FACTORS - General
Please add the risk factors related to the Variable Options.
Response:
The risk factor for variable options appears under "Risk of Negative Returns":
The Variable Options do not provide any protection against negative returns. You can lose principal and previous earnings if you allocate Purchase Payments or transfer Contract Value to the Variable Options, and such losses could be significant.
12.	RISK FACTORS – Liquidity Risks
Clearly state those penalty-free withdrawals taken from the Index Options other than the Index Protection Strategy and the Variable Options are subject to the Daily Adjustment if taken on a day other than Index Anniversary. This means Owners will receive less than the penalty-free withdrawal amount.
Response:
If the Contract Value is greater than the penalty-free withdrawal amount requested, the Owner will receive the withdrawal amount they requested. The Daily Adjustment does not change the amount the Owner will receive; it changes the Contract Value from which the withdrawal is taken in the same way that daily subaccount performance changes the Contract Value. In addition, if the requested withdrawal amount exceeds the available free-withdrawal amount, we deduct any applicable withdrawal charge from the remaining Contract Value and pay the Owner the amount they request.
13.	RISK FACTORS –Risk of Negative Returns
Specify if the following could also happen with the Index Protection Strategy.
You can also lose principal and previous earnings if you allocate Purchase Payments or transfer Contract Value to the Index Options with the Index Protection Strategy if you do not receive the DPSC, or if the Contract fees and expenses are greater than the DPSC.
Response:
We revised this sentence as follows:
If you allocate Purchase Payments or transfer Contract Value to the Index Options with the Index Protection Strategy you can also lose principal and previous earnings if you do not receive the DPSC, or if the Contract fees and expenses are greater than the DPSC.
14.	RISK FACTORS –Substitution of an Index

Please state that the Buffers and Floors will not change when you substitute an Index in the bullets after the second paragraph.
Response:
We revised the bullets to read as follows:
If we substitute an Index during an Index Year:
•	we do not change the Charge Base we use to calculate the product and rider fees, and
•
the Buffers, Floors, DPSCs, Precision Rates, or Caps for the replaced Index will apply to the new Index. We do not change the Buffers or Floors applicable to your Contract, or the current DPSCs, Caps, or Precision Rates that we set on the prior Index Anniversary if we substitute an Index.

15.	FEE TABLES - Annual Operating Expenses of the Variable Options
a.	Pursuant to Instruction 18 to Form N-4 Variable Option expenses should be reported using the most recent fiscal year, not the most recent calendar year. Please revise.
b.	In footnote 1 to the AZL Government Money Market Fund, please confirm supplementally that this figure of 0.22% is consistent with the recoupment comment below.
c.	In footnote 1 to the AZL Government Money Market Fund, please change the year for the date in the second sentence to 2020.
d.
In footnote 1 to the AZL Government Money Market Fund, clarify that the fund may only make repayments to the adviser if such repayment does not cause the fund's expense ratio (after the repayment is taken into account) to exceed both: (1) the expense cap in place at the time such amounts were waived; and (2) the fund's current expense cap. Also, the recoupment of waivers can't be for three fiscal years, it has to be three years from the date of the fee waiver/expense reimbursement.

Responses:
a.	Revised as requested.
b.	We confirm that 0.22% is consistent with the newly revised text in footnote 1.
c.	Revised as requested.
d.
This comment has been dealt with by our SEC fund reviewer, Mr. Keith Gregory. Please see the attachment for our prior response to this SEC fund comment and consult with Mr. Gregory. If you would like to pursue this with our mutual fund counsel to discuss this further, please let us know.

16.	FEE TABLES - Condensed Financial Information
We understand the registrant didn't get the relief referenced in the Note at the top of page 31, so financial statements can't be in the Appendix.
Response:
Our exemptive order request regarding moving the financial statements outside the prospectus to an Exhibit to the registration statement is currently pending.
Please note that having the financial statements in a prospectus Appendix is consistent with what has been done in prior years.
17.	SECTION 5, VALUING YOUR CONTRACT – Calculating Credits
a.	In the first paragraph please clarify that you will use another market source if Bloomberg is not available.
b.
In the table on page 45, in the "If Index Value is less" column where the loss is greater than the Buffer for Index Precision Strategy and Index Performance Strategy, please align this language with the changes made earlier to the Summary – How Do the Crediting Methods Work?

Responses:
a.	Revised as requested.
b.	Revised as requested.
18.	SECTION 5, VALUING YOUR CONTRACT – Performance Locks

Revise this language to be consistent with earlier language that the Index Option Value is actually "locked" on the day after you request the lock.
Response:
We added the following language to this paragraph:
We use the Daily Adjustment calculated at the end of the Business Day on the Lock Date to determine your locked Index Option Value.
19.	SECTION 7, ACCESS TO YOUR MONEY – Suspension of Payments or Transfers
Please include the seven-day time limit on payments for withdrawals.
Response:
Revised as requested.
20.	SECTION 8, THE ANNUITY PHASE – Calculating Your Annuity Payments
Please confirm that variable annuity payments are not available.
Response:
Confirmed.
21.	SECTION 8, THE ANNUITY PHASE –Annuity Payment Options
a.	For Annuity Options 1, 3 and 5, please state that if you die before annuity payments commence, only one annuity payment will be made, if true.
b.	Please revise the first sentence at the top of page 54 to comply with plain English standards.
Responses:
a.	For Annuity Options 1, 3 and 5, if all Annuitant(s) die before we send the first Annuity Payment we will not make any Annuity Payments as disclosed in the first paragraph at the top of page 54.
b.	We revised this paragraph to read as follows:
Under Annuity Options 1, 3 and 5, if all Annuitants die on or after the Annuity Date and before we send the first Annuity Payment, we will cancel Annuity Payments and upon receipt of a Valid Claim we will pay the Contract Value determined on the Annuity Date to the surviving Owner. However, if there is no surviving Owner, we will pay the Beneficiary(s).
22.	SECTION 9, DEATH BENEFIT –Annuity Payment Options
In the fifth sentence of the first paragraph at the top of page 55, should "until distribution begins" instead be "until distribution ends"? Also, please confirm that if there are multiple Beneficiaries, each Beneficiary's share remains in the Allocation Options that were in effect on the date of death, until that Beneficiary is paid out or specifies a different Allocation Options.
Response:
We revised this sentence to read as follows:
Each Beneficiary's portion of the Death Benefit remains in the Allocation Options that were in effect on the date of death until we receive his or her Valid Claim and we either pay the claim or the Beneficiary provides alternate allocation instructions.
23.	SECTION 11, OTHER INFORMATION –Our Unregistered Separate Account
Please clarify in the first paragraph how much of the investor's money allocated to the Index Options is in the unregistered separate account.
Response:
We added the following to the end of this paragraph:
We typically transfer assets between these accounts if there is a 10% incremental change in year-to-date Index performance. For these Crediting Methods, this starts at a -10% decrease in the market. We monitor year-to-date Index performance daily and change allocations daily if needed based on this 10% increment.
24.	SECTION 13, FINANCIAL STATEMENTS - Condensed Financial Information

We understand the registrant didn't get the relief to move financial statements to an Appendix.
Response:
Our exemptive order request regarding moving the financial statements outside the prospectus to an Exhibit to the registration statement is currently pending.

Please note that having the financial statements in a prospectus Appendix is consistent with what has been done in prior years.
25.	APPENDIX D – Historical Index Option Performance Information
Is "example" the right term here? Isn't this actual historical data? Is "presentation" or something similar a better alternative?
Response:
This is actual historical data and we revised this language to reflect that.
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Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at the following address and phone number:
Allianz Life, 5701 Golden Hills Drive, Minneapolis, MN 55416. Telephone: (763)765-2913.
Sincerely,
Allianz Life Insurance Company of North America

By:	/s/ Stewart D. Gregg
Stewart D. Gregg
 Senior Securities Counsel